

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

Edward Sitar
Chief Financial Officer
9 Meters Biopharma, Inc.
8480 Honeycutt Road, Suite 120
Raleigh, North Carolina 27615

> **Re: 9 Meters Biopharma, Inc.**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2020**
> **Filed August 13, 2020**
> **File No. 001-37797**

Dear Mr. Sitar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2020

Financial Statements
Note 3- Merger and Acquisition, page 18

1. We note your disclosure stating that, on May 6, 2020, you consummated a merger with Naia Rare Diseases, Inc. for consideration of $2.1 million in cash, 4,835,438 shares of common stock valued at $2.2 million, and the pre-payment of certain operating costs on behalf of Naia totaling $0.1 million. Please tell us how you considered furnishing financial statements of Naia Rare Diseases, Inc. and pro forma financial statements in accordance with the guidance in Rule 8-04 of Regulation S-X and Article 11 of Regulation S-X, respectively.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Terence O'Brien, Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences